

04001287

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 44319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 10 2004

REPORT FOR THE PERIOD BEGINNING____01/01/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DAUTRICH SEILER FINANCIAL SERVICES, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__397 DOGWOOD LANE__
                                    (No. and Street)

NAZARETH	**PA**	**18064**	
(City)	(State)	(Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__LYNN DAUTRICH__   **610-837-4656**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
                    (Name – *if individual, state last, first, middle name*)

1685 CROWN AVENUE	**LANCASTER**	**PA**	**17601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __LYNN DAUTRICH_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DAUTRICH SEILER FINANCIAL SERVICES, INC._____ , as of __DECEMBER 31_____ , 20 _03____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Beard Miller Company LLP
Certified Public Accountants and Consultants



FEB 1 0 2004

DAUTRICH SEILER FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2003

DAUTRICH SEILER FINANCIAL SERVICES, INC.
FINANCIAL REPORT
DECEMBER 31, 2003

INDEX

	PAGE
Facing Page	1
Independent Auditor's Report	2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7
Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control Schedule II Required by Rule 17a-5 of the Securities and Exchange Commission	11



Beard Miller Company LLP
Certified Public Accountants and Consultants

Board of Directors
Dautrich Seiler Financial Services, Inc.
Nazareth, Pennsylvania

<u>Independent Auditor's Report</u>

We have audited the accompanying balance sheets of Dautrich Seiler Financial Services, Inc. (a C Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 24, 2004

Dautrich Seiler Financial Services, Inc.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 8,837	$15,447
Accounts receivable	3,281	3,474
Prepaid expenses	548	817
Total current assets	$12,666	$19,738
Investments	3,300	3,300
Deferred income taxes	3,584	1,766
Total Assets	$19,550	$24,804
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Commissions payable	$ 2,296	$ 2,103
Accrued expenses	1,117	1,109
Total current liabilities	$ 3,413	$ 3,212
Stockholder's Equity:		
Common stock, $10 par value - 10,000 shares authorized - 100 shares issued and outstanding	$ 1,000	$ 1,000
Paid-in capital	13,539	13,539
Retained earnings	1,598	7,053
Total stockholder's equity	$16,137	$21,592
Total Liabilities and Stockholder's Equity	$19,550	$24,804

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Operating revenue:		
Commissions and fees	$ 58,257	$ 65,935
Miscellaneous income	571	200
Total operating revenue	$ 58,828	$ 66,135
Operating expenses:		
Commissions	$ 38,562	$ 40,436
Dues and subscriptions	475	0
Office	2,913	371
Officer's salary	6,777	6,776
Payroll taxes	1,355	1,287
Printing	218	85
Professional fees	9,508	6,583
Retirement plan	381	378
Salaries and wages	5,912	5,813
Total operating expenses	$ 66,101	$ 61,729
Income (loss) from operations before income taxes	($ 7,273)	$ 4,406
Income tax benefit (expense)	1,818	(1,101)
Net income (loss)	($ 5,455)	$ 3,305

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF CHANGES IN
STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2001	$ 1,000	$ 11,139	$ 3,748	$ 15,887
Net income	0	0	3,305	3,305
Contributed capital	0	2,400	0	2,400
Balance - December 31, 2002	$ 1,000	$ 13,539	$ 7,053	$ 21,592
Net loss	0	0	(5,455)	(5,455)
Balance - December 31, 2003	$ 1,000	$ 13,539	$ 1,598	$ 16,137

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

	2003	2002
Operating Activities:		
Net income (loss)	($ 5,455)	$ 3,305
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities -		
Provision for deferred income tax expense (benefit)	(1,818)	1,101
Decrease (increase) in accounts receivable	193	(521)
Decrease in prepaid expenses	269	170
Increase in commissions payable	193	36
Increase (decrease) in accrued expenses	8	(312)
Net cash provided by (used in) operating activities	($ 6,610)	$ 3,779
Financing Activity -		
Contributed capital	0	2,400
Net increase (decrease) in cash and cash equivalents	($ 6,610)	$ 6,179
Cash and cash equivalents - beginning of year	15,447	9,268
Cash and cash equivalents - end of year	$ 8,837	$15,447

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Dautrich Seiler Financial Services, Inc. is a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company offers services to retail customers through commissioned agents.

Summary of Significant Accounting Policies

Basis of Accounting
The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

I. His dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

II. His transactions as broker (agent) are limited to:
   a. The sale and redemption of redeemable securities of registered investment companies or an insurance company separate account, whether or not registered as an investment company;

   b. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

   c. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

III. He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

IV. Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all the conditions in paragraphs (k)(1), (I), (II) and (III) of this section.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE 1: Nature of Business and Summary of Significant Accounting Policies - Continued

Equipment

Purchased assets are recorded at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE 2: Investments

During 2000, the Company purchased 300 shares of common stock of NASDAQ STOCK MARKET, INC. for $3,300. This common stock is valued at cost which approximates market value as of December 31, 2003 and 2002.

NOTE 3: Equipment

Equipment consists of the following at December 31:

	2003	2002
Computers and furniture	$11,150	$11,150
Less: accumulated depreciation	11,150	11,150
	$ 0	$ 0

There was no depreciation expense in either 2003 or 2002.

NOTE 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003 and 2002, the Company had net capital of $8,705 and $15,709, respectively, which was $3,705 and $10,709, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .3921 to 1 and .2045 to 1 at December 31, 2003 and 2002, respectively.

NOTE 5: Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2003 or 2002; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Dautrich Seiler Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003 and 2002

NOTE 6:   Income Taxes
Income tax expense (benefit) for the years ended December 31, 2003 and 2002 consists of the following:

	2003	2002
Deferred expense (benefit):		
Federal	($ 1,091)	$ 661
State	(727)	440
	($ 1,818)	$ 1,101
Deferred income tax asset arising from net operating loss carryforwards:		
Federal	$ 2,151	$ 1,060
State	1,433	706
	$ 3,584	$ 1,766

The Company has available at December 31, 2003, unused net operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Year of Expiration		Unused Net Operating Loss Carryforwards	
Federal	Pennsylvania	Federal	Pennsylvania
2020	2010	$ 1,771	$ 1,771
2021	2011	5,296	5,296
2023	2013	7,273	7,273
		$ 14,340	$ 14,340

NOTE 7:   Retirement Plan
The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $381 and $378 in 2003 and 2002, respectively.

NOTE 8:   Risk
At times during the years ended December 31, 2003 and 2002, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $100,000.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Schedule I

Dautrich Seiler Financial Services, Inc.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2003

Total stockholder's equity from balance sheet	$ 16,137
Less non-allowable assets:	
Prepaid expenses	548
Deferred income taxes	3,584
Investments	3,300
Net capital	$ 8,705
Aggregate indebtedness -	
Total liabilities	$ 3,413
Computation of basic net capital requirement -	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 3,705
Ratio of aggregate indebtedness to net capital	.3921 to 1

Note: There were no material differences between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.



Beard Miller Company LLP

Certified Public Accountants and Consultants

Independent Auditor's Report on
Internal Control Schedule II Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Dautrich Seiler Financial Services, Inc.
Lancaster, Pennsylvania

In planning and performing our audits of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 24, 2004